Exhibit (a) (16)

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
Secretary General and
Secretary of the Board of Directors
TELEFÓNICA, S.A.

TELEFÓNICA, S.A., as provided in the article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following:

NOTICE

Madrid, Spain, October 8, 2008. A Special Meeting of Shareholders (the “Extraordinary Shareholders’ Meeting”) of COMPAÑÍA DE TELECOMUNICACIONES DE CHILE, S.A. (“CTC”) was held on October 7, 2008 to vote on the amendment of certain provisions of CTC’s By-laws (the “By-law Amendments”), including, among others, the removal of a 45% limit on the maximum stake that may be held by a single CTC shareholder. The adoption of the Bylaw Amendments required the affirmative vote of at least 75% of CTC shareholders and represented a condition to the tender offer commenced on September 17, 2008 by INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA., a subsidiary of TELEFÓNICA, S.A., for the purchase of all outstanding shares of CTC (the “Tender Offer”).

At the Extraordinary Shareholders’ Meeting, shareholders holding 55% of the total outstanding shares of CTC voted in favor of the By-law Amendment, while shareholders holding 29% of the total outstanding shares of CTC voted against. Accordingly, the resolution to amend CTC’s By-laws was not adopted at the Extraordinary Shareholders’ Meeting.

Madrid, October 8th, 2008.